50

SECURI' 05038928 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46677

BD# 35451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCA Development, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One HealthSouth Parkway
(No. and Street)

Birmingham (City) AL (State) 35243 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Byrd 205-970-5599
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company, LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED SEC MAIL PROCESSING SECTION MAR 2005 WASH. D.C. 179

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa M. Byrd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCA Development, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa M Byrd
Signature

Vice President, SCA Development, Inc.
Title

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: July 21, 2008
BONDED THRU NOTARY PUBLIC UNDERWRITERS

Patricia H. Raymond
Notary Public 2/28/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Supplementary Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCA Development, Inc.
(A wholly-owned subsidiary
of HealthSouth Corporation)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2004

SCA Development, Inc.
(A wholly-owned subsidiary
of HealthSouth Corporation)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2004

CONTENTS

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA
CAROL S. MESSMAN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Stockholder
SCA Development, Inc.

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of SCA Development, Inc. (a wholly-owned subsidiary of HealthSouth Corporation) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCA Development, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

February 16, 2005
New York, New York

SCA Development, Inc.
(A wholly-owned subsidiary
of HealthSouth Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS		
Cash	$	782,429
Prepaid expenses		32,488
	$	814,917
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	27,500
Payable to HealthSouth Corporation		324,942
		352,442
Commitments and contingencies (Notes 2, 3, and 4)		
Stockholder's equity		
Common stock, par value $.01; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		39,990
Retained earnings		422,475
		462,475
	$	814,917

The accompanying notes are an integral part of these financial statements.

SCA Development, Inc.
(A wholly-owned subsidiary
of HealthSouth Corporation)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

Revenue	
Commissions	$ 237,947
Interest	2,603
	240,550
Expenses	
Insurance	119,466
Salaries, wages and benefits	99,035
Professional fees	36,400
Membership and filing fees	21,450
Other expenses	2,191
	278,542
Loss before income taxes	(37,992)
Income tax benefit from related party	(14,191)
Net loss	$ (23,801)

The accompanying notes are an integral part
of these financial statements.

SCA Development, Inc.
(A wholly-owned subsidiary
of HealthSouth Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common stock	Additional paid-in capital	Retained earnings	Total Stockholder's Equity
Balance, January 1, 2004	$ 10	$ 39,990	$ 446,276	$ 486,276
Net loss, year ended December 31, 2004	-	-	(23,801)	(23,801)
Balance, December 31, 2004	$ 10	$ 39,990	$ 422,475	$ 462,475

The accompanying notes are an integral part of these financial statements.

SCA Development, Inc.
(A wholly-owned subsidiary
of HealthSouth Corporation)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities		
Net loss	$	(23,801)
(Increase) decrease in operating assets		
Prepaid expenses		(13,731)
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses		(2,537)
Payable to HealthSouth Corporation		(12,854)
Net cash used in operating activities		(52,923)
Cash, beginning of year		835,352
Cash, end of year	$	782,429

The accompanying notes are an integral part
of these financial statements.

SCA Development, Inc.
(A wholly-owned subsidiary
of HealthSouth Corporation)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

1 Description of Business

SCA Development, Inc. (the "Company") was incorporated under the laws of Tennessee in June 1993 to sell direct participation programs, primarily limited partnership interests in outpatient health care facilities located throughout the United States of America, to practicing physicians. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the Securities and Exchange Commission ("SEC"). The Company is a wholly-owned subsidiary of HealthSouth Corporation ("HealthSouth") and is included in the consolidated financial statements of HealthSouth. The Company operates from HealthSouth's corporate headquarters located in Birmingham, Alabama. As a result of HealthSouth's current issues, the Company's normal operations were suspended on March 19, 2003. The Company resumed normal operating activities during the second quarter of 2004.

2 Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the accompanying financial statements of the Company.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates and Assumptions

The preparation of our financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of the financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. The Company evaluates and updates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in its evaluations, as considered necessary. Actual results could differ from those estimates.

Risks and Uncertainties

HealthSouth is under investigation by the United States Securities and Exchange Commission (SEC), the United States Department of Justice (DOJ), and other governmental authorities involving their accounting practices, Medicare cost reporting practices, billing practices for Federal healthcare programs, and other related matters. While HealthSouth is fully cooperating with the SEC, the DOJ, and other governmental authorities in their investigations, they cannot predict the outcome of those investigations. Such investigations could have a material adverse effect on the Company. If HealthSouth was convicted of a crime it would severely affect our business. In addition, damages or other monetary remedies assessed against HealthSouth could have a material adverse effect on our business, results of operations, financial condition and cash flows.

2 **Summary of Significant Accounting Policies** (continued)

A number of lawsuits have been brought against HealthSouth involving its accounting practices, its billing practices for Federal healthcare programs under the Federal False Claims Act, alleged ERISA violations, and various other outstanding securities, and derivative litigation. Substantial damages or other monetary remedies assessed against HealthSouth could have a material adverse effect on our business, results of operations, financial condition and cash flows. In addition, given the nature of our business, we are subject from time to time to various other lawsuits which, depending on their outcome, may have a negative effect on us.

On December 30, 2004, HealthSouth announced that it signed a definitive global settlement agreement (the "Global Settlement Agreement") with the DOJ, the Office of Inspector General of the Department of Health and Human Services ("OIG"), the U.S. Department of Labor ("DOL"), the TRICARE Management Activity ("TRICARE", and together with the DOJ, OIG and DOL, the "United States") and certain other individuals and entities which had filed civil suits against HealthSouth and/or its affiliates. The Global Settlement Agreement resolves certain matters including, but not limited to, those arising out of the submission of certain claims for reimbursement for outpatient physical therapy services rendered to Medicare, TRICARE, or DOL beneficiaries; certain claims for reimbursement for various categories of unallowable claims and costs by HealthSouth; and the submission by HealthSouth of claims to Medicare for costs relating to HealthSouth's allegedly improper accounting practices, as well as the submission by HealthSouth of other unallowable costs included in its Medicare Home Office Cost Statements and in its individual provider cost reports. Certain claims of the United States are specifically excluded from the scope of the Global Settlement Agreement, including: (i) any civil, criminal, or administrative liability arising under the Internal Revenue Code; (ii) any criminal liability; (iii) except as explicitly stated in the Global Settlement Agreement, any administrative liability, including mandatory exclusion from Federal health care programs; (iv) any liability to the United States (or its agencies) for any conduct other than the Covered Conduct (as defined in the Global Settlement Agreement); (v) any liability under the Global Settlement Agreement; (vi) any liability for express or implied warranty claims or other claims for defective or deficient products or services, including quality of goods and services; (vii) any liability for personal injury or property damage or for other consequential damages arising from the Covered Conduct (as defined in the Global Settlement Agreement); and (viii) any liability of individuals, including officers and employees of HealthSouth. Additionally, on December 30, 2004, HealthSouth announced that it signed an administrative settlement agreement (the "Administrative Settlement Agreement") with the Centers for Medicare & Medicaid Services ("CMS"), acting on behalf of the United States Department of Health and Human Services. The Administrative Settlement Agreement provides for the release of HealthSouth by CMS from any obligations related to any cost statements or cost reports which had, or could have been submitted to CMS or its fiscal intermediaries by HealthSouth for cost reporting periods ended on or before December 31, 2003. As part of the settlement, HealthSouth signed a corporate integrity agreement with the OIG, dated December 30, 2004 (the "CIA"). The CIA requires HealthSouth to report to the OIG (1) any substantial overpayment and (2) any matter than a reasonable person would consider a probable violation of criminal, civil, or administrative laws applicable to any federal health care program for which penalties or exclusion may be authorized.

Qui tam actions brought under the Federal False Claims Act are sealed by the court at the time of filing. The only parties privy to the information contained in the complaint are the relator, the Federal government and the court. Therefore, it is possible that additional *qui tam* actions have been filed against HealthSouth that it is unaware of or which it has been ordered by the court to not to discuss until the court lifts the seal from the case. Thus, it is possible that HealthSouth is subject to additional liability under the False Claims Act.

2 Summary of Significant Accounting Policies (continued)

Revenue recognition

Revenue, which consists principally of commissions from the sale of limited partnership units sold by the Company, is recognized when the sales proceeds are received, generally at the transaction closing date.

Cash

For purposes of the statement of cash flows, the Company considers all investments in highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains amounts on deposit with various financial institutions, which may, at times exceed federally insured limits. However, Company management periodically evaluates the credit-worthiness of those institutions and the Company has not experienced any losses on such deposits.

Salaries, wages and benefits

The Company does not have any full-time employees. Salaries, wages and benefits are based on the actual number of hours spent working on Company business by HealthSouth employees.

Income taxes

The Company files consolidated federal income tax returns with its parent company, HealthSouth. Any federal income tax liability or benefit is apportioned to the Company based upon its taxable income or loss. Any tax benefit resulting from net operating losses is used by HealthSouth to reduce the corporate tax liability. The Company files separate state returns where required.

The Company accounts for income taxes under the liability method required by Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates and laws currently in effect. Additionally, net deferred tax assets are adjusted by a valuation allowance, if based on the weight of available evidence, it is uncertain that some portion or all of the net deferred tax assets will not be realized.

3 Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10:1. At December 31, 2004, the Company had net capital of $429,987, which was $424,987 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .06:1 at December 31, 2004.

4 Transactions with Related Parties

Due to the nature of the Company's business, all of its transactions are with related parties. These related parties consist of the various HealthSouth surgery centers which buy and sell limited partnership interests during the year. All revenues are derived from transactions with related parties. HealthSouth pays all of the Company's expenses and is reimbursed for the expenses by the Company. All amounts due to related party at December 31, 2004 are due on demand.

During 2004, the Company has recorded net recoverable income taxes receivable to HealthSouth in the amount of $14,191 relating to the current year's taxable loss. The tax benefit relating to the Company's taxable loss will be realized by HealthSouth in its 2004 consolidated tax return.

The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

SCA Development, Inc.
(A wholly-owned subsidiary
of HealthSouth Corporation)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTDNESS REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMISSION

DECEMBER 31, 2004

NET CAPITAL		
Total stockholder's equity	$	462,475
Less nonallowable assets		
Prepaid expenses		32,488
Net capital	$	429,987
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,833
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above amounts)	$	5,000
Excess net capital	$	424,987
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	427,237
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness from statement of financial condition	$	27,500
Ratio of aggregate indebtedness to net capital		.06:1
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION		
Net capital, as reported in the Company's Part IIA of the FOCUS report (unaudited)	$	242,549
Audit adjustments, principally related to additional accruals and misposting of salaries, wages and benefits and income tax benefit		(42,745)
Misspostings and reclassifications of nonallowable assets		230,183
Net capital, as adjusted	$	429,987

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

The accompanying notes are an integral part of these financial statements.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA
CAROL S. MESSMAN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Stockholder
SCA Development, Inc.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3 REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

In planning and performing our audit of the financial statements and supplementary information of SCA Development, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. And, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the Company's internal controls and their operation that we considered to be material weaknesses as defined above. The Company failed to adequately supervise its accounting personnel who had recorded incorrect entries into the Company's general ledger. In addition, accounting personnel failed to record allocable payroll costs to the Company's general ledger during the reporting period. As a result, the Company's computation of Net Capital was significantly understated during the year ended December 31, 2004. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of SCA Development, Inc. for the year ended December 31, 2004, and this report does not affect our report thereon dated February 16, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe, with the exception of the items noted above, that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the info and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

February 16, 2005
New York, New York